Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands Except for Ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax income before adjustment for minority interests in income of consolidated subsidiaries or equity in net income or losses of unconsolidated investments	$133,386	$123,438	$72,538	$91,443	$104,501
Fixed Charges:
Interest expense (before capitalized interest)	45,143	43,138	17,750	5,530	5,395
Portion (1/3) of rents representing interest factor	8,374	8,267	6,445	5,416	4,866

Total fixed charges	53,517	51,405	24,195	10,946	10,261

Amortization of capitalized interest	984	1,069	1,091	1,287	1,419
Distributed income of unconsolidated investments	13,536	16,189	4,000	3,493	1,827
Interest capitalized	(1,179)	(1,167)	(400)	(155)	(325)
Minority interests in income of consolidated subsidiaries (net of tax)	(13,258)	(7,469)	(5,101)	(2,564)	(2,137)

Pre-tax income before adjustment for minority interests in income of consolidated subsidiaries or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and minority interests in income of consolidated subsidiaries that have not incurred fixed charges	$186,986	$183,465	$96,323	$104,450	$115,546

Ratio of earnings of fixed charges	3.5x	3.6x	4.0x	9.5x	11.3x

95